MOL Plc.
Finance

RECEIVED
2007 MAY -1 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07023046

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Krisztián Hercik
Investor Relations

Enclosure

▶ MOL Plc.

RECEIVED
2007 MAY -1 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INVESTOR NEWS

24 April 2007

MOL acquired 100% stake in Matjushkinskaya Vertikal LLC

MOL Hungarian Oil and Gas Public Limited Company purchased 100% of Matjushkinskaya Vertikal LLC in Russia from Russian private individuals. After the receipt of the approval of the Federal Antimonopoly Service of Russia, the transaction was closed on April 24, 2007.

Matjushkinskaya Vertikal LLC owns the license to the subsoil under the Matjushkinskiy block in the Tomsk region of Western Siberia, one of Russia's main oil producing provinces. The block covers 3231 km^2 (fifteen times bigger than the area of ZMB and ten times bigger than the Surgut-7 block), the infrastructural provision of the area is good, the block is close to the main Transneft pipeline. Beyond the small proven and probable reserves and current production (6 million barrels of proven and probable reserves according to the Miller&Lents reserve auditor firm, with current daily production of 550-600 barrels), the asset has significant exploration potential. The exploration license is valid until 2010 with a work program commitment of 50 km 2D seismic acquisition and drilling of three exploration wells, while the production license expires in 2029.

The purchase of Matjushkinskaya Vertikal LLC is an excellent fit with MOL's strategy, which is focused on acquisition of further exploration and production projects in Russia.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

25 April 2007

MOL established a natural gas trading company

MOL Plc. hereby announces that the Court of Registry registered MOL Energy Trading Ltd., a 100% owned subsidiary of MOL Plc. as of 24 April 2007.

The registration is based on the gas trading license issued by the Hungarian Energy Office (MEH) for MOL Energy Trading Ltd. as of 21 April 2007.

MOL Energy Trading Ltd. aims to commence gas trading activity on the liberalised natural gas market. MOL Energy Trading Ltd. predominantly undertakes the sales of natural gas quantities produced by MOL Plc. and natural gas purchase of the MOL Group, maximising the synergies from its gas producing and gas consuming activities. In addition, it aims to benefit from the business opportunities emerging from the widening liberalised gas market in the region.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END